Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Passenger Electric Mobility Limited completes acquisition of Ford India’s Sanand plant

Mumbai, January 10, 2023: Tata Passenger Electric Mobility Limited (“TPEML”), a subsidiary of Tata Motors Limited (“TML”), and Ford India Private Limited (“FIPL” and together with TPEML, “Parties”) had executed a Unit Transfer Agreement on August 7, 2022 for acquisition of FIPL’s manufacturing plant situated at Sanand, Gujarat, which inter-alia includes: (i) entire land & buildings (“Sanand Property”); (ii) Vehicle Manufacturing Plant along with machinery and equipment situated therein (“VM Plant and Machinery”); and (iii) transfer of all eligible employees of FIPL’s vehicle manufacturing operations at Sanand (“Eligible VM Employees”), for a total consideration, exclusive of taxes, of Rs. 725.7 Cr (Seven Hundred Twenty Five Crores and Seventy Lakhs) (“Transaction”).

Pursuant to the fulfilment of the necessary condition precedents, including receipt of relevant regulatory approvals, the Parties have today completed the Transaction and TPEML has acquired the Sanand Property and the VM Plant and Machinery. Additionally, all VM Employees are offered employment, and those who have accepted TPEML’s offer of employment, have been transferred to TPEML and have become employees of TPEML with effect from today i.e. January 10, 2023. TPEML extends a warm welcome to all such VM Employees who have accepted its offer of employment.

Tata Motors Passenger & Electric Vehicles business has delivered market beating growth over the last few years and has strong plans to sustain this momentum, with its robust pipeline of future ready “New Forever” products and proactive investments in electric vehicles. With existing capacities near saturation, this acquisition will unlock an additional state-of-the-art manufacturing capacity of 300,000 units per annum which is scalable to 420,000 units per annum.

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 37 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries. As of March 31, 2022, Tata Motors’ operations include 86 consolidated subsidiaries, two joint operations, four joint ventures and 10 equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.